Exhibit (p)(2)

CODE OF ETHICS

DUPREE & COMPANY, INC.

Pursuant to Section 204A-1 of the Investment Advisers Act of 1940 (“Advisers Act”), Section 17j-1 of the Investment Company Act of 1940 (“Investment Company Act”) and any amendments thereto, and applicable FINRA Rules & Regulations, Dupree & Company, Inc. (“Dupree”) has adopted the following Code of Ethics (“Code”). This Code prohibits any access person from committing any act to defraud any customers of Dupree. Dupree is dually-registered as a Broker/Dealer and Investment Adviser. Dupree serves as the Investment Adviser and Transfer Agent for Dupree Mutual Funds (the “Funds”). Dupree also serves as an Investment Adviser to two other institutional clients.

This Code is based on the principle that all access persons owe a fiduciary duty to all investment advisory clients of Dupree and must avoid activities, interests, and relationships that might interfere with making decisions in the best interests of the Funds or any of Dupree’s investment advisory clients. Additionally, as a member of FINRA, Dupree has an affirmative duty to conduct its business in such a manner as to observe high standards of commercial honor and just and equitable principles of trade.

Application

This Code shall apply to all access persons of Dupree as defined below.

I.	Definitions

A.	An “access person” means:

Any director, officer, general partner, or advisory person of Dupree & Company, Inc.

B.	An “advisory person” means:

1)	Any employee of the Dupree who in connection with his or her regular duties makes, participates in, or obtains information regarding the purchase or sale of a security by Dupree, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and

2)	Any natural person in a control relationship to Dupree who obtains information concerning recommendations made to Dupree’s customers with regard to the purchase or sale of a security.

C.	“Beneficial Interest” means the opportunity, directly or indirectly, through any contract, agreement, understanding, relationship or otherwise, to profit, or share in any profit derived from, a transaction in covered securities.

D.	“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definitions and presumptions contained in 15 USC 80-2a shall apply in determinations of “control”.

E.	“Purchase” or “sale” includes the writing of options to buy or sell a security.

F.	“Covered Security” means a security as defined in section 2(a)(36) of the Investment Company Act of 1940, except that it does not include securities issued by the Government of the United States, bankers acceptances, bank certificates of deposit, commercial paper, and shares of a registered open-end investment company, other than reportable funds (Dupree Mutual Funds).

G.	“Security held or to be acquired” means any covered security which, within the most recent 15 days, (i) is or has been held by Dupree’s advisory clients, or (ii) is being or has been considered by Dupree for the client’s benefit for purchase.

H.	“Related person” means any member of the access person’s household.

II.	Conduct Prohibited:

A.	It shall be a violation of this Code for any access person in connection with the purchase or sales, directly or indirectly:

1)	To employ any device, scheme or artifice to defraud Dupree’s advisory clients.

2)	To make to any advisory client any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

3)	To engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon the advisory customer; or

4)	To engage in any manipulative practice with respect to the client.

B.	Prior approval of any transaction by the compliance officer shall be an indication that the transaction was undertaken in good faith and without any intent to defraud the advisory client.

III.	Prohibited Transactions:

The following securities transactions are strictly prohibited and will not be authorized under any circumstances:

A.	Inside Information: Any transaction by an individual who possesses material nonpublic information regarding the security or the issuer of the security;

B.	Market Manipulation: Transactions intended to raise, lower, or maintain the price of any security or to create a false appearance of active trading;

C.	Initial Public Offerings/Limited Offerings: Transactions involving an initial public offering (other than a new offering of a registered open- end investment company) or limited offerings.

D.	Other Transactions: Any other transaction deemed by the compliance officer to involve a conflict of interest, possible diversions of corporate opportunity, or an appearance of impropriety.

IV.	Listing of Access Person; Notice Required

Dupree shall identify and require identification of all access persons who are required to make the reports required in Section VI. Such persons shall be informed by letter of their duty to make such reports, the date and place of such filing, the identity of the compliance officer and shall be provided with appropriate forms for the report.

V.	Records Maintained

A.	Dupree will maintain the following records at its offices:

1)	A copy of this Code, any amendments to the same, or any succeeding code.

2)	A record of any violation of this Code and any action taken as a result of such violation.

3)	A copy of each report made pursuant to Section VI.

4)	A list of all persons who are, or within the past five years have been required to make such reports.

B.	These records shall be maintained for a period of five years.

C.	These records shall be kept in an easily accessible place and shall be available to the Securities and Exchange Commission or FINRA or its representative at reasonable times for inspection and examination.

VI.	Reports Required

A.	Every access person (except as provided in Section VI E below) must report to Dupree any transactions in covered securities. Each access person shall also report immediately with regard to transactions in any securities in which Dupree may act as Investment Adviser on behalf of Dupree’s advisory clients. Such report may contain a statement that the report shall not be construed as an admission that he or she has any direct or indirect beneficial ownership in the security to which the report relates.

B.	An initial holdings report shall be filed with the compliance officer of Dupree no later than 10 days after the person becomes an access person. The report shall contain:

1)	The name of the access person

2)	The title, number of shares and principal amount of each covered security in which the access or related person had any direct or indirect beneficial ownership when the person became an access person.

3)	The name of any broker, dealer or bank with whom the access or related person maintained an account in which any securities were held for the direct or indirect benefit of the access or related person as of the date the person became an access person; and

4)	The date that the report is submitted by the access person.

C.	A quarterly holdings report shall be filed with the compliance officer of Dupree no later than 10 days after the end of the calendar quarter in which the transaction to which the report’s relates occurs. The report shall contain:

1)	The name of the access person

2)	The date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security involved; the nature of the transaction, i.e. purchase or sale or any other type of acquisition or disposition; the price of the Covered Security at which the transaction was effected; the name of the broker, dealer, or bank through which such transaction was effected; and the date that the report is submitted by the access person.

With respect to any account established by the access or related person in which any securities were held during the quarter for the direct or indirect benefit of the access person:

1)	The name of the broker, dealer or bank with whom the access or related person established the account;

2)	The date the account was established; and

3)	The date that the report is submitted by the access person.

D.	An annual holdings report shall be filed with the compliance officer of Dupree no later than 30 days following the close of Dupree’s fiscal year, which report shall be current as of a date no more than 30 days before the report is submitted. The report shall contain:

1)	The title, number of shares and principal amount of each covered security in which the access person had any direct or indirect beneficial ownership; and

2)	The name of any broker, dealer or bank with whom the access or related person maintains an account in which any securities are held for the direct or indirect benefit of the access person; and

3)	The date that the report is submitted by the access person.

E.	The report shall not be required if:

1)	The person does not have any direct or indirect influence over the account; or

2)	A report made to an investment adviser would duplicate other information recorded pursuant to Rules 204-2 (a) or 204 (2) (a) (13) of the Investment Company Act of 1940.

F.	A quarterly gifts/gratuities report must be completed by each access person reporting any gifts or gratuities received or given in relation to Dupree & Company, Inc.’s business in the preceding quarter. Gifts and gratuities must not exceed $100.00 per access person per calendar year.

VII.	Review of reports – Upon receipt of the several reports delineated in Section IV, the Vice President shall review said reports to ascertain whether any access person has engaged in a securities transaction involving a covered security which, within the 15 days before or after the transaction, (i) was or had been held by Dupree’s advisory clients, or (ii) was or had been considered by Dupree for the client’s benefit for purchase. If such a transaction is revealed by the review, the Vice President shall report this to the President for further action, including employee disciplinary action, if appropriate.

VIII.	Gifts and Gratuities – Dupree forbids any officer, director or employee from accepting any cash compensation, concession, fee, or commission from anyone other than Dupree. Annual non-cash gifts with market values of $100 or less, per person, such as Christmas candy are permissible but must be disclosed in quarterly reports. If an access person receives any gift that might be prohibited under this Code, the access person must immediately inform the Compliance Officer and take all necessary steps to decline or return the gift to protect the professional reputation and integrity of Dupree.

IX.	Procedures for Enforcement

A.	Any advisory client, access person or other individual who believes a violation of this Code has been or is about to be committed shall be provided an opportunity to present such facts in his or her possession to the President and compliance officer.

B.	The complaint shall be sworn and such documents shall be submitted to the President.

C.	One or more members of the Board of Directors, except any who are themselves the subject of the complaint, shall be designated as a board of inquiry to i) determine the facts of the complaint; ii) investigate the merits of the complaint; and iii) issue findings of fact regarding the occurrence or non-occurrence of any violation.

D.	In the event of a finding by the board of inquiry of a violation of this Code, the full Board of Directors except those access persons or advisory persons who are found to be in violation, shall have the power to:

1)	immediately terminate any investment advisory contract by any investment adviser in violation of this code;

2)	require immediate filing of the required reports(s);

require immediate divestiture of any security acquired as a result of insider information and the transfer to Dupree of any profits acquired thereby; or any loss incurred to be held as a liability by the person responsible for the violation; require the return to the affected advisory client of any profits acquired as a result of any sale made to it in violation of this Code; require the termination of employment for cause of any access person found to be in violation of this Code; initiate any legal proceedings necessary to redress the violation discovered.

X.	Inquiries regarding this Code of Ethics and its application should be directed to Dupree’s compliance officer. Any violations or suspected violations of this Code of Ethics shall be reported immediately to the Vice President of Dupree and to the compliance officer. No adverse disciplinary action shall be taken against any access person for reporting such violations.

XI.	Each access person of Dupree shall acknowledge receipt of this Code and their duties hereunder. This acknowledgement shall be made in writing at the time of adoption and at the time of initial hiring and, from time to time, as amendments to the Code of Ethics are adopted.

Adopted May 6, 2008